Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 17 DATED NOVEMBER 4, 2013
TO THE PROSPECTUS DATED FEBRUARY 6, 2013
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated February 6, 2013, as supplemented by supplement no. 12 dated July 15, 2013 and supplement no. 16 dated October 17, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the probable acquisition of an office property containing 1,457,724 rentable square feet in Chicago, Illinois; and

•	the probable acquisition of an office property containing 246,563 rentable square feet in San Francisco, California.
Probable Real Estate Investment
500 West Madison
On October 30, 2013, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire an office property containing 1,393,435 rentable square feet of office space and 64,289 rentable square feet of retail space located on approximately 2.9 acres of land in Chicago, Illinois (“500 West Madison”). The seller is not affiliated with us or our advisor.  The contractual purchase price of 500 West Madison is $425.0 million plus closing costs.  We intend to fund the purchase of 500 West Madison with proceeds from a mortgage loan from an unaffiliated lender, proceeds available under existing credit facilities and proceeds from this offering. We are currently negotiating the terms of the mortgage loan. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions.  There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $10.0 million of earnest money.
500 West Madison was built in 1987. As of November 1, 2013, 500 West Madison was approximately 93% leased to more than 90 tenants.  The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of 500 West Madison is approximately $30.3 million. The current weighted-average remaining lease term for the tenants is approximately 5.9 years.  The current weighted-average rental rate (net of rental abatements) over the remaining lease term is $25.32 per square foot.
Currently, 500 West Madison has one tenant that individually occupies more than 10% of the total rentable square feet of the portfolio. The tenant is in the finance industry and is a leading global bank. This tenant occupies 152,089 rentable square feet, or approximately 10% of the total rentable square feet of 500 West Madison. Its lease expires on December 31, 2017, with one five-year extension option. As of November 1, 2013, the annualized base rent (net of rental abatements) for this tenant was approximately $3.1 million, the remaining lease term was approximately 4.2 years and the average annual rental rate (net of rental abatements) over the remaining lease term was $21.78 per square foot.
The average occupancy rate for 500 West Madison during each of the last five years was as follows:

Year	Average Occupancy Rate
2008	85%
2009	83%
2010	80%
2011	80%
2012	82%

The average effective annual rental rate per square foot for each of the last five years for 500 West Madison was as follows:

Year	Average Effective Annual Rental Rate per Square Foot (1)
2008	$21.93
2009	$23.15
2010	$25.23
2011	$25.53
2012	$24.75
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(1)Average effective annual rental rate per square foot is calculated as the annualized contractual base rental income for the year, net of rental abatements, divided by the average leased square feet.
The table below sets forth a schedule for expiring leases for 500 West Madison by annualized effective base rent (net of rental abatements) and by square footage as of November 1, 2013.

Year	Number of Expiring Leases	Annualized Effective Base Rent	% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Property Rentable Square Feet Expiring
2013	3	171,070	1%	5,311	1%
2014	7	1,162,927	4%	41,086	3%
2015	7	1,130,236	4%	41,127	3%
2016	9	6,022,638	20%	213,463	16%
2017	17	7,096,171	23%	280,068	21%
2018	9	2,272,717	7%	85,886	6%
2019	6	2,465,889	8%	108,022	8%
2020	4	2,407,843	8%	94,831	7%
2021	6	1,111,229	4%	64,177	5%
2022	9	1,846,402	6%	83,978	6%
Thereafter	14	4,564,737	15%	314,020	24%
We believe that 500 West Madison is suitable for its intended purpose and will be adequately insured at acquisition. If we acquire 500 West Madison, we project to invest approximately $66.4 million in renovations and improvements to 500 West Madison over the next six years. We expect to fund these renovations and improvements with proceeds from future debt financing, proceeds from this offering and proceeds from our dividend reinvestment plan. For federal income tax purposes, the cost of 500 West Madison, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.
201 Spear Street
On October 29, 2013, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire an office building containing 246,563 rentable square feet located on approximately 0.9 acres of land in San Francisco, California (“201 Spear Street”). The seller is not affiliated with us or our advisor. The contractual purchase price of 201 Spear Street is approximately $121.0 million plus closing costs. We intend to fund the purchase of 201 Spear Street with proceeds from this offering and proceeds from a mortgage loan from an unaffiliated lender. We are currently negotiating the terms of the mortgage loan. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions.  There can be no assurance that we will complete the acquisition.  In some circumstances, if we fail to complete the acquisition, we may forfeit up to $10.0 million of earnest money.
201 Spear Street was built in 1984. As of November 1, 2013, 201 Spear Street was approximately 82% leased to 19 tenants.  The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of 201 Spear Street is approximately $8.0 million. The current weighted-average remaining lease term for the tenants is approximately 3.1 years.  The current weighted-average rental rate (net of rental abatements) over the remaining lease term is $41.38 per square foot.

Currently, 201 Spear Street has one tenant that individually occupies more than 10% of the total rentable square feet of the property. The tenant, which is in the telecommunications industry, occupies 71,484 rentable square feet, or approximately 29% of the total property rentable square feet. Its lease expires on January 31, 2017, with a five-year extension option. This tenant also has a one-time option to terminate a portion of its lease (13,723 rentable square feet) upon nine months written notice of termination, subject to a termination fee. As of November 1, 2013, the annualized base rent (net of rental abatements) for this tenant was approximately $2.4 million, the remaining lease term was approximately 3.3 years and the average annual rental rate (net of rental abatements) over the remaining lease term was $35.05 per square foot.
The average occupancy rate for 201 Spear Street during each of the last five years was as follows:

Year	Average Occupancy Rate
2008	97%
2009	97%
2010	94%
2011	93%
2012	93%

The average effective annual rental rate per square foot for each of the last five years for 201 Spear Street was as follows:

Year	Average Effective Annual Rental Rate per Square Foot (1)
2008	$40.46
2009	$40.93
2010	$37.92
2011	$37.97
2012	$38.63
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(1)Average effective annual rental rate per square foot is calculated as the annualized contractual base rental income for the year, net of rental abatements, divided by the average leased square feet.
The table below sets forth a schedule for expiring leases for 201 Spear Street by annualized effective base rent (net of rental abatements) and by square footage as of November 1, 2013.

Year	Number of Expiring Leases	Annualized Effective Base Rent	% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Property Rentable Square Feet Expiring
2013	—	—	—	—	—
2014	2	280,111	4%	4,785	2%
2015	6	1,802,304	22%	50,278	25%
2016	2	850,120	11%	21,253	10%
2017	3	3,065,709	38%	85,207	42%
2018	5	1,916,692	24%	38,494	19%
2019	—	—	—	—	—
2020	1	110,418	1%	3,346	2%
We believe that 201 Spear Street is suitable for its intended purpose and will be adequately insured at acquisition. If we acquire 201 Spear Street, we do not intend to make significant renovations or improvements. For federal income tax purposes, the cost of 201 Spear Street, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

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